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AUG 2 6 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Financial Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 North Keller Road, Suite 180
(No. and Street)

Maitland, (City) Florida (State) 32751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Rolinson (407) 672-1313
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Eric Rolinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Financial Group, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANGELA MITCHELL
MY COMMISSION # DD486842
EXPIRES: Nov. 5, 2009
(407) 398-0153 Florida Notary Service.com

Notary Public

Signature

President

Title

This report contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditors' Report

Board of Directors
Park Financial Group, Inc.
Maitland, Florida

We have audited the accompanying statement of financial condition of Park Financial Group, Inc. (the "Company") as of June 30, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Financial Group, Inc. at June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

August 21, 2008

PARK FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$ 63,893
Commissions and accounts receivable	275,145
Securities owned, trading, at market value	12,201
Furniture and equipment, net of accumulated depreciation of $54,694	87,676
Other assets	9,000
Deposit with clearing broker	103,801
	$ 551,716

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions and accounts payable	$ 200,921
Capital lease obligation	17,208
Income taxes payable	23,460
Deferred tax liability, net	28,884
	270,473
Stockholder's equity:	
Common stock, $.01 par value, 100,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	280,243
Retained earnings	-
	281,243
	$ 551,716

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2008

Revenues:	
Trading gains, net	$ 8,071,349
Commissions	182,360
Miscellaneous income	216,282
	8,469,991
Expenses:	
Commissions and trading participation	5,479,386
Clearing fees	666,633
Rent	114,680
Professional fees	515,050
Licenses and registrations	29,329
Payroll and payroll taxes	850,846
Telephone and communications	244,465
Interest	14,526
Other operating expenses	488,558
	8,403,473
Income before income tax expense	66,518
Income tax expense	30,507
Net income	$ 36,011

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2008

	Common Stock		Additional Paid - in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, July 1, 2007	100,000	$ 1,000	$ 303,785	$ 120,447	$ 425,232
Distributions	-	-	-	(156,458)	(156,458)
Return of capital			(23,542)		(23,542)
Net income for the year ended June 30, 2008	-	-	-	36,011	36,011
Balances, June 30, 2008	100,000	$ 1,000	$ 280,243	$ -	$ 281,243

PARK FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:	
Net income	$ 36,011
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	21,967
Loss on disposal of assets	6,827
Changes in operating assets and liabilities:	
Increase in commissions and accounts receivable	(4,545)
Decrease in employee advances	15,100
Decrease in securities owned, trading	110,897
Decrease in due from stockholder	39,000
Decrease in other assets	11,860
Increase in deposit with clearing broker	(3,492)
Decrease in commissions and accounts payable	(465,911)
Decrease in securities sold, but not yet purchased	(23,320)
Decrease in income taxes payable	(35,345)
Increase in deferred tax liability	7,047
Net cash used by operating activities	(283,904)
Cash flows from financing activities:	
Principal payments on capital lease obligation	(542)
Distributions	(156,458)
Return of capital	(23,542)
Net cash used by financing activities	(180,542)
Net decrease in cash and cash equivalents	(464,446)
Cash and cash equivalents, beginning of year	528,339
Cash and cash equivalents, end of year	$ 63,893

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Park Financial Group, Inc. (the "Company") was incorporated in 1992, under the laws of the State of Florida for the purpose of doing business as a securities broker-dealer. The Company is registered with the Financial Industry Regulation Authority ("FINRA", formerly the NASD), the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents:

Cash and cash equivalents consist of amounts held in bank money market accounts and money market funds held by a brokerage.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally between 3-7 years. Amortization expense on equipment under capital lease obligation is included in as depreciation in the accompanying financial statements.

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

1. Nature of operations and summary of significant accounting policies - continued:

Liabilities subordinated to claims of general creditors:
There were no borrowings under subordination agreements as of June 30, 2008.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Income taxes:

The income tax expense (benefit) at June 30, 2008 is summarized as follows:

Current:	
Federal	$ 18,813
State	4,647
	23,460
Deferred:	
Federal	6,017
State	1,030
	7,047
	$ 30,507

The components of the net deferred tax liability recognized in the accompanying balance sheet at June 30, 2008 are as follows:

Deferred tax asset	$ 4,108
Deferred tax liability	(32,992)
	$ (28,884)

The income tax expense differs from the expense that would result from applying federal statutory rates to income before income tax expense due to non-deductible fines and penalties.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $117,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2008, the Company had excess net capital of $82,499 and a net capital ratio of 1.13 to 1.

4. Credit risk:

Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Company's clearing agents. Such amounts are not covered by federal depositor's insurance. At June 30, 2008, there were no cash balances held by clearing agents.

5. Leases:

The Company leases its office space under a sixty-two month operating lease, expiring in July 2012 with the option of a 5-year extension. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for sales tax and its share of building operating costs. The monthly rental expense for this lease is $8,976.

Rent expense for the year ended June 30, 2008 was $114,680. Future net minimum lease payments are as follows:

Year ending June 30,	
2009	$ 107,712
2010	107,712
2011	107,712
2012	107,712
2013	8,976
	$ 439,824

The Company leased its copier through March 2008. At this time, the copier was returned and the early termination penalty was added to the payments of a new copier lease, which is treated as a capital lease. (see Note 6) The lease payments made in 2008 totaled $3,115.

6. Capital lease obligations:

The Company entered into a non-cancelable capital lease agreement with a lease term of 5 years for the purchase of a copier. Required monthly payments on the capital lease totaled $574 for the year ended June 30, 2008. Gross amounts of furniture and equipment and related accumulated depreciation recorded under capital leases are as follows as of June 30:

Furniture and equipment	$ 17,750
Less: accumulated depreciation	(1,479)
	$ 16,271

6. Capital lease obligations - continued:

The following is a schedule of future minimum lease payments under the capital lease agreement, together with the present value of the net minimum lease payments as of June 30:

2009	$ 6,888
2010	6,888
2011	6,888
2012	6,888
2013	4,592
Total minimum lease payments	32,144
Less: amount representing interest	(14,936)
Present value of net minimum lease payments	17,208
Less: current maturities	(1,989)
	$ 15,219

7. Supplemental disclosures of cash flow information:

During the year ended June 30, 2008, cash was paid as follows:

Interest	$ 14,526
Income taxes	$ 60,269

Non-cash investing and financing transactions:

Purchase of copier under capital lease	$ 17,368

8. Contingency:

In May 2008, the Company received notice from the Financial Industry Regulatory Authority ("FINRA") that a preliminary determination had been made to recommend that a formal disciplinary action be brought against the Company and its former owner and President, for violations of NASD and SEC rules. Legal counsel has taken steps to resolve the matter through settlement, but cannot reasonably estimate the amount of the settlement amount at this time.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2008

Total stockholder's equity	$	281,243
Adjustments:		
Deduct: Non-allowable assets:		
Furniture and equipment, net		(87,676)
Less related debt		17,208
Other assets		(9,000)
Net capital before haircuts on securities positions		201,775
Haircuts on securities positions		1,751
Blockage haircut		525
Net capital	$	199,499

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$	230,131
Audit adjustments:		
Adjustments to deferred tax liability		(7,047)
Adjustments to record commissions and accounts payable		(23,586)
Rounding		1
	$	199,499

See auditors' report.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2008

Commissions and accounts payable	$ 200,921
Income taxes payable	23,460
Current portion of capital lease obligation	1,989
Aggregate indebtedness	$ 226,370
Ratio of aggregate indebtedness to net capital	1.13 to 1

See auditors' report.

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditors' Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Park Financial Group, Inc.
Maitland, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Park Financial Group, Inc. (the "Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

August 21, 2008

END